Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

March 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Alan Campbell and Laura Crotty

Re:	Jaws Acquisition Corp.

Registration Statement on Form S-4

Filed January 25, 2021

File No. 333-252414

Dear Sir or Madam:

This letter sets forth responses of Jaws Acquisition Corp. (“Jaws”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated February 22, 2021, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-252414) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Jaws’ response to each of the numbered comments immediately below each numbered comment.

In addition, Jaws has revised the Registration Statement in response to the Staff’s comments and Jaws is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of Jaws’ responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Registration Statement on Form S-4 filed January 25, 2021

Cover Page

1. Staff’s Comment: Please revise the cover page to:

•

disclose the expected the expected ownership percentages in the combined company of Jaws’ public shareholders, the Sponsor, the Seller and the PIPE Investors if the business combination is approved and consummated;

•	quantify the business combination consideration; and

•	to highlight dual class structure of the combined company.

Response: We respectfully acknowledge your comment and have updated the cover disclosure accordingly.

Summary of the Proxy Statement/Prospectus, page 12

2. Staff’s Comment: Please advise whether you will be a controlled company under NYSE rules after the business combination. If so, please include appropriate disclosure in the Summary, provide risk factor disclosure of this status, and disclose the corporate governance exemptions available to a controlled company.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 36 and 124.

3. Staff’s Comment: Please disclose the composition of the board of directors after consummation of the business combination in relation to members associated with each of the pre-acquisition entities.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 36. We intend to identify each of the directors by name and provide the required disclosures in our next amendment.

4. Staff’s Comment: Please disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your Class A and/or Class B common stock following the business combination.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 38.

Overview of PCIH, page 13

5. Staff’s Comment: Please revise your disclosure in the Summary to balance your discussion of PCIH’s track record and growth potential with disclosure regarding its history of operating losses and the competitive landscape in the industry. In this regard, we note your statements that the company is “uniquely positioned” to address stated healthcare challenges and to serve beneficiaries in underserved communities, but you have not explained why this is the case. In addition, you note the company’s NPS score of 70 compared to the average primary care provider score of -1, but have not provided the average score of direct competitors in the value based case/capitated contracts sector.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 15, 25 and 31. In addition, we have removed the reference to the average primary care provider score as we were unable to locate a reliable NPS score for our direct competitors in the value based case/capitated contracts sector. We have still included our NPS score as we believe investors will be able to understand the NPS metric without a comparative measure.

6. Staff’s Comment: We note your disclosure that you employ 168 providers, including physicians, and have affiliate relationships with 472 physicians as of September 30, 2020. In light of your disclosure in the Regulation section of the document, including regulations prohibiting the corporate practice of medicine and fee-splitting, please revise your disclosure in the Summary and in the Information about Cano Health section of the document to clearly explain the relationship the company has with both employed and affiliated physicians, including a discussion of agreements in place governing those relationships.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 18 and 321.

7. Staff’s Comment: We note your statements that you plan to build 15 to 20 de novo medical centers annually and have a pipeline of more than 100 acquisition targets. In light of PCIH’s history of net losses, please explain how the company plans to fund its aggressive expansion strategy.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 24.

8. Staff’s Comment: We note your mention of “quality-driven bonuses” and “financial incentives aligned with clinical outcomes” on pages 17-18 of the Summary and elsewhere. Please provide further detail regarding the setting and calculation of these bonuses and incentives and how they correlate to clinical outcomes of members.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 18 and 305.

Strong history of financial performance, page 14

9. Staff’s Comment: We note your use of non-GAAP financial metrics. Please revise this section and your similar disclosure on page 301 to comply with Item 10(e)(1)(i)(A) of Regulation S-K rather than providing a cross-reference to MD&A.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 14 and 301 to remove the non-GAAP financial metrics.

10+ Year History of Growth Becoming a National Platform, page 17

10. Staff’s Comment: We note your graphic in this section indicating that Cano Health plans to expand to New Mexico, Arizona and Oregon, among other states. Please revise your disclosure to discuss Cano Health’s plans to expand into the states indicated on the graphic. Alternatively, please remove or modify this graphic to reflect the states where Cano Health is currently active.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 16.

Direct Contracting Opportunity, page 25

11. Staff’s Comment: Please revise to provide the basis for your statement that direct contracting may triple the value-based Medicare market to $800 billion and include the time period over which the value-based Medicare market is expected to triple.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 25.

Related Agreements, page 31

12. Staff’s Comment: We note your disclosure on page 31 that each holder of PCIH Common Units shall be entitled at any time to exchange all or any portion of its PCIH Common Units for a number of Class A common stock determined to a disclosed formula. However, in the letter to Jaws shareholders you state that such exchange may also be made for cash. Please clarify. In addition, please state how such cash payments would be made, and address the potential for dilution in the event Units are exchanged for Class A common stock.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 32.

Organizational Structure, page 33

13. Staff’s Comment: In relation to the diagram depicting the organizational structure immediately following the completion of the Domestication and the Business Combination, please clearly state that you will be a holding company and that, upon consummation of the business combination, your principal asset will be the PCIH Common Units.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 36.

Tax Receivable Agreement, page 182

14. Staff’s Comment: Please revise here and throughout to: (i) clarify who the “certain parties” referred to in this section are and (ii) disclose the term of the agreement.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 184 and 185.

Jaws Board’s Reasons for the Approval of the Business Combination, page 189

15. Staff’s Comment: Please provide more details in this section regarding the financial and valuation analyses reviewed by the Jaws Board before the Board reached its decision to approve the Business Combination. In your revisions, please discuss whether the Jaws’ board evaluated comparable public companies or recent M&A transactions as a part of its financial analysis. In addition, please discuss how Jaws determined that PCIH had a pre-transaction enterprise valuation of $5.0 billion and the factors that led the parties to agree to a reduced pre-transaction enterprise value of $4.0 billion.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 192 to include additional details regarding the financial and valuation analyses reviewed by the Jaws Board before it reached its decision to approve the Business Combination. The Company has also revised the disclosure on page 192 to describe how Jaws determined that PCIH had a pre-transaction enterprise valuation of $5.0 billion and the factors that led the parties to agree to a reduced pre-transaction enterprise value of $4.0 billion.

Certain Company Projected Financial Information, page 192

16. Staff’s Comment: Please tell us how you considered Item 10(b)(3) of Regulation S-K as it relates to the disclosure of the significant assumptions underlying your projected financial information.

Response: We respectfully acknowledge your comment and have updated the disclosure on pages 198 and 199.

Liquidity and Capital Resources, page 273

17. Staff’s Comment: Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 273.

18. Staff’s Comment: Please revise your liquidity disclosures to address the Tax Receivable Agreement, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note your statements that you expect the future payments under the agreement may be substantial. This information should also be disclosed in the Summary and in the Risk Factor starting at the bottom of page 119.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 239.

Description of Indebtedness, page 312

19. Staff’s Comment: Please revise this section to state the aggregate amount of indebtedness that is currently outstanding.

Response: We respectfully acknowledge your comment and have updated the disclosure on page 312.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cano Health

Non-GAAP Financial Metrics, page 343

20. Staff’s Comment: As it relates to your adjustments for de novo losses and corporate development payroll costs, please tell us how you considered Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has reviewed Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company’s non-GAAP policy is to make adjustments to GAAP results only for items that are non-recurring or not reflective of the performance of its normal course of business. The Company believes this supplemental disclosure provides its investors with a more accurate reflection of its performance in relation to its core business (i.e. the operation of health centers). On an ongoing basis, the Company assesses: (i) the usefulness of the non-GAAP financial metrics; (ii) the consistency of the non-GAAP financial metrics as applied between different periods; and (iii) whether the non-GAAP financial metrics would be misleading to investors.

In accordance with the Company’s policy described above, the Company determined that: (i) de novo losses and (ii) corporate development payroll costs, are expenses that are not necessary to generate revenues and are not considered normal operating expenses. The Company respectfully advises the Staff that these adjustments are helpful to potential investors and other readers of the Registration Statement because it enhances comparability of the Company’s core operating performance from period to period and provides investors with a more accurate view of operating results.

De novo losses include those costs associated with the ramp up of new facilities and that are not expected to be incurred past the first 12 months after opening. These costs collectively are higher than comparable expenses incurred once such a facility has been open and generating revenue and would not have been incurred unless a new facility was being opened. Additionally, while these costs consist of certain cash expenses that have been and could continue to be incurred in each reporting period as the Company continues to grow, the Company believes de novo losses are specific in nature, non-recurring, and not indicative of the Company’s ongoing core operating performance.

Corporate development payroll costs include those expenses directly related to the additional staff needed to support the Company’s increased acquisition activity. These costs are specific in nature and are not necessary for the operation of the Company’s core business. Accordingly, they are removed as Adjusted EBITDA is a key measure used by management to assess the operating and financial performance of health centers.

Interim Financial Statements of Primary Care (ITC) Intermediate Holdings, LLC and Subsidiaries

13. Related Party Transactions

Humana Relationships, page F-66

21. Staff’s Comment: Please disclose the significant terms of the Humana Affiliate Provider (“HAP”) agreements. In addition, explain to us how you determined the appropriate accounting for the administrative payments you are receiving from Humana and for the use of Humana owned or leased facilities.

Response: In response to the Staff’s comment, the Company has added additional wording around the significant terms of the HAP agreements in FN13 Related Party Transactions.

In response to the second part of the Staff’s comment the Company summarized the accounting for administrative payments received from Humana and the use of the Humana owned and leased facilities below:

Administrative payments received from Humana:

The Company determined that the nature of services agreed upon with Humana is to stand ready to provide care coordination services to members during the term of the agreement with Humana. Since the stand-ready service to maintain minimum capacity is the same each day, the Company considered the guidance under ASC 606-10-25-14(b) to determine whether the stand-ready service would be considered a series of distinct services that are substantially the same, have the same pattern of transfer to the member, and would, therefore, be a single performance obligation. In performing the above analysis, the Company considered the guidance under ASC 606-10-25-15. The Company assessed the guidance and determined that the Company’s stand-ready obligation is a series and therefore, a single performance obligation. Since the Company’s efforts related to its stand-ready obligation are expended evenly throughout the term of the Humana agreement, it is appropriate to recognize revenue on a straight-line basis over the agreement term.

Use of Humana’s owned and leased facilities:

Leasehold Improvements:

Humana arranges for and pays for leasehold improvements at HAP clinics. The Company is deemed to be the accounting owner of leasehold improvements because the Company bears all costs incurred by Humana and the risk of cost overruns. During the construction, the Company records leasehold improvements and a corresponding liability. The leasehold improvements are depreciated over the shorter of their economic lives and the remaining lease term, starting upon the lease commencement date. The liability is classified as current or non-current and amortized over the lease term as a reduction to rent expense.

Rent Expense:

The Company accounts for the use of Humana’s owned and leased facilities as operating leases and recognizes rent expense on a straight-line basis over the lease term, starting on the lease commencement date. Maintenance, taxes, and utilities are considered executory costs and are expensed as incurred.

22. Staff’s Comment: As a related matter, please tell us how you considered the requirement to state related party amounts on the face of the financial statements, as set forth in Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has included related party amounts within the financial statement captions on the face of the financial statements.

Audited Financial Statements of Primary Care (ITC) Intermediate Holdings, LLC and Subsidiaries

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-79

23. Staff’s Comment: You disclose that capitation fees are paid on an interim basis based on submitted enrolled member data for the previous year and are adjusted in subsequent periods after the final data is compiled by the CMS and communicated to you. You also disclose that your transaction price is variable and depends upon the terms of the arrangement provided by or negotiated with the health plan. Please clarify your accounting policy with respect to variable consideration, including whether you include any adjustment for projected member acuity and quality metrics in your calculation of the transaction price. Please also clarify whether and how this interacts with the Medicare Risk Adjustments included within your Accounts Receivable.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure in FN 2 Summary of Significant Accounting Policies. Since the transaction price is variable, the Company applies the guidance in ASC 606-10-32-10 and estimates the transaction price using the expected value method. The supplemental language clarifies that the Company determines the transaction price based on rates provided by the CMS that are then risk adjusted for projected health status (acuity) of members and demographic characteristics of the enrolled members. Further, the disclosure was updated to clarify that the risk adjustment to the transaction price is presented as the Medicare Risk Adjustment within accounts receivable on the consolidated balance sheets.

Accounts Receivable, net of Unpaid Service Provider Costs, page F-81

24. Staff’s Comment: Please revise to provide a break-out of your gross accounts receivable balance and the amount of unpaid service costs offset against such receivables to support the net amount shown on the face of your balance sheet. Please also disclose the composition of your accounts receivable and the associated payment terms of your revenue contracts. In this regard, we note your disclosure that your capitation fees are generally paid in advance; however, you appear to have a significant accounts receivable balance.

Response: In response to the Staff’s comment, the Company has added a table to FN 2 Summary of Significant Accounting Policies - Accounts Receivable, net of Unpaid Service Provider Costs that shows gross accounts receivable, the Medicare Risk Adjustment, and the unpaid service provider costs balances, with the net amount reconciling to the balance sheet caption of ‘Accounts receivable, net of unpaid service provider costs’.

Within the FN 2 Summary of Significant Accounting Policies - Revenue Recognition, the Company has updated the revenue recognition disclosure to remove the sentence stating “fees consist of a fixed amount per member per month and are paid in advance” as the Company believes that the sentence might be misleading. The Company receives a fixed amount per member that is paid monthly by the health plans; however, a majority of the capitated fees are received once the data is compiled which usually occurs within a 3 to 5 months’ time frame. Within the FN 2 Summary of Significant Accounting Policies - Accounts Receivable, net of Unpaid Service Provider Costs, the Company added a disclosure stating that the fees are received within one year or less.

10. Due to / from Seller, page F-94

25. Staff’s Comment: Please explain why it is appropriate to classify bonuses as transaction costs and other.

Response: In response to the Staff’s comment, the Company notes that the bonuses included within ‘Transaction costs and other’ only relate to bonuses that were negotiated with the sellers of acquired businesses as part of the acquisition. The bonus payments are conditional upon continuing employment with the Company for a period of one to two years and therefore, the Company accounts for such bonuses as post-combination compensation cost. The Company deems it appropriate to classify such bonuses as ‘Transaction costs and other’, because they are non-recurring and specifically related to acquisitions.

Exhibits

26. Staff’s Comment: Please file an opinion as to the material tax consequences of the domestication and the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

Response: We respectfully acknowledge your comment and have filed such opinion as Exhibit 5.2.

27. Staff’s Comment: Please file the employment agreements with Drs. Hernandez and Aguilar and Mr. Armstrong as exhibits to the registration statement. See Item 601(b)(10) of Regulation SK.

Response: We respectfully acknowledge your comment and have filed the employement agreement of Mr. Armstrong as Exhibit 10.12. We will file the other agreements for Drs. Hernandez and Aguilar when available.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Michael Racich
	Name:	Michael Racich
	Title:	Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Chris Wilson

Jocelyn M. Arel

Michael J. Minahan

Goodwin Proctor LLP